

December 9, 2010

Mr. Kevin J. Bratton
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Delaware 19702

      Re: **Strategic Diagnostics Inc**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed March 26, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed April 19, 2010
             File No. 0-22400

Dear Mr. Bratton:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        John Cash
                        Accounting Branch Chief